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                            March 3, 2023

       Robert Bertram
       Chief Legal Officer
       CAVA GROUP, INC.
       14 Ridge Square NW, Suite 500
       Washington, D.C. 20016

                                                        Re: CAVA GROUP, INC.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
6, 2023
                                                            CIK No. 0001639438

       Dear Robert Bertram:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure on page 42 that upon completion of this offering, your executive officers, directors,
and holders of 5% or more of your common stock will have substantial control over you.
Please include comparable disclosure on your prospectus cover and in your prospectus
summary, including the percent of your outstanding shares they will own. Please disclose,
if applicable, whether you will be considered a    controlled
                                                        company,    and if so,
whether you intend to take advantage of the related exemptions.
 Robert Bertram
FirstName  LastNameRobert Bertram
CAVA GROUP,      INC.
Comapany
March      NameCAVA GROUP, INC.
       3, 2023
March2 3, 2023 Page 2
Page
FirstName LastName
Summary
CAVA: Defining a Category, page 1

2. We note that the summary and business sections predominantly focus on CAVA and its business and operations and segment financial results. We also note from Footnote 15 to your interim results that Zoes Kitchen contributed significant revenues to the company's overall financial results, i.e. approximately $95 million for the forty weeks ended October
         2, 2022. We also note your disclosure that you intend to convert the remaining Zoes
         Kitchen locations by the Fall of 2023. Please revise the summary and business sections to more directly discuss the Zoes Kitchen business and operations and segment financial results. Please include enough information for investors can appreciate the current business and operations of this segment and the conversion plans. Alternatively, please advise why a more prominent discussion isn't appropriate given the company's offering timing and conversions completed in 2023.
3.       We note your disclosure that    we have established ourselves as the
only national player at
         scale in the fast-growing Mediterranean category.    Please disclose
how you define the
            Mediterranean category.
4. To give investors context to understand your organic growth, where you present CAVA
         Restaurant Revenue, CAVA Same Restaurant Sales Growth and CAVA Restaurant-Level
         Profit and Margin in this section, please revise to also include comparable figures for your
         Zoe   s Kitchen segment, and your consolidated revenues and net
losses. Please make
         conforming changes in the summary throughout and your business section as well. In this regard, we note that your consolidated financial results as presented in the included audited and interim financial statements should be given equal presentation, weight, prominence and should be disclosed first prior to presenting any segment results.
5. Please refer to your CAGR chart. Please revise to balance your CAGR presentation with your audited revenue and net income or losses for the same periods.
6. Here, and elsewhere in your filing, as applicable, where you state that you anticipate having more than 60 Net New CAVA Restaurant Openings in fiscal 2023, specify how many Zoes Kitchen conversions that figure includes.
Strong Financial Results Driven By Powerful Unit Economics, page 6

7. Please revise to present a more balanced presentation of the entire company as it exists today, not just CAVA restaurants or their performance. Please revise to present a consolidated presentation of the entire company, all restaurants and your consolidated financial results.
 Robert Bertram
FirstName  LastNameRobert Bertram
CAVA GROUP,      INC.
Comapany
March      NameCAVA GROUP, INC.
       3, 2023
March3 3, 2023 Page 3
Page
FirstName LastName
Risk Factors
We may experience shortages, delays, or interruptions in the delivery of food items and other products..., page 30

8. We note your disclosure that recent supply chain disruptions have increased some of your costs and limited the availability of certain food items for your restaurants and may continue to do so. To the extent material, please quantify the impact on your business and explain whether any mitigation efforts introduce new material risks, including those related to product quality or reliability.
We may face increased food, commodity, energy, and other costs, page 30

9. We note your disclosure on page 60 that the company was impacted by the current inflationary environment. Please update this risk factor to identify the principal factors contributing to the inflationary pressures the company has experienced, clarify the resulting impact to the company, and identify the actions taken to mitigate inflationary pressures.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 58

10. On page 59 you disclose that for the forty weeks ended October 2, 2022, CAVA
         Restaurant Revenue was $333.5 million, a 64.8% increase from $202.4 million of CAVA
         Restaurant Revenue for the forty weeks ended October 3, 2021. Please quantify here the extent to which the CAVA Restaurant Revenue growth was attributable to conversions of
         Zoes Kitchen locations versus organic growth. Please also revise to disclose comparable figures for the Zoes Kitchen segment.
11. Please revise the graphic on page 59 to clarify, if true, that the bars represent number of
         CAVA restaurants. Please also revise the graphic to clarify the number of Zoes Kitchen restaurants which have been converted to date. Based on existing disclosure, it appears that over 125 restaurants are conversions with a number remaining to be converted in
         2023.
Key Factors Affecting Our Performance, page 60

12. To the extent material, please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any.
Key Performance Measures , page 61

13.      Please specify how management uses the CAVA Same Restaurant Sales
Growth and
         CAVA Restaurants and Net New CAVA Restaurant Openings metrics, as you have done
 Robert Bertram
CAVA GROUP, INC.
March 3, 2023
Page 4
         for the other metrics listed in this section.
14. Please revise the table on page 62 to include, for any non-GAAP financial measures, the most directly comparable GAAP measures. Please also revise to include comparable information for the Zoes Kitchen segment.
CAVA Restaurant-Level Profit and CAVA Restaurant-Level Profit Margin, page 63

15. Please revise to disclose that the measure is not indicative of overall results for the company and that restaurant-level profit does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure.
Results of Operations, page 66

16. Please revise to quantify factors to which changes are attributed. For example, you disclose the increase in CAVA Restaurant Revenue was primarily due to 70 Net New
         CAVA Restaurant Openings subsequent to October 3, 2021, as well as a 13.9% increase in CAVA Same Restaurant Sales Growth. The increase in CAVA Same Restaurant Sales consists of 9.6% from menu price increases and product mix and 4.3% from guest traffic increases. Please also quantify the extent to which changes attributed to new restaurant openings resulted from Zoes Kitchen location conversions versus new locations.
Liquidity and Capital Resources, page 82

17. We note your disclosure that following the completion of conversions of all remaining
         Zoes Kitchens, which you expect to complete by the fall of 2023, you expect that the capital expenditure requirements to increase and expand your CAVA Restaurants will be significantly higher than you have experienced in the past few years. To give investors context for this statement, please revise to specify how many of the Net New CAVA
         Restaurant Openings in each of 2021 and 2022 were Zoes Kitchen conversions and how many of the 60 new openings you anticipate for 2023 will be Zoes Kitchen conversions.
CAVA: Defining A Category, page 89

18. In the graphic titled CAVA Restaurants, please clarify the purpose of the two boxes below the graphic labeled "$ Million CAVA AUV for Fiscal 2022" and "% CAVA Restaurant-
         Level Profit Margin for Fiscal 2022."
Business
Strong Financial
FirstName        Results Driven
          LastNameRobert        By Powerful Unit Economics, page 94
                            Bertram
Comapany
19.       NameCAVA
      In your table titledGROUP, INC.
                           CAVA Restaurant Revenue, please indicate the extent
to which
March changes  resulted
      3, 2023 Page  4 from the conversion of Zoes Kitchen locations.
FirstName LastName
 Robert Bertram
FirstName  LastNameRobert Bertram
CAVA GROUP,      INC.
Comapany
March      NameCAVA GROUP, INC.
       3, 2023
March5 3, 2023 Page 5
Page
FirstName LastName
New Restaurant Openings and Conversions, page 107

20. Please revise the table to show how many of the Net New CAVA Restaurant Openings were Zoes Kitchen conversions.
Underwriting, page 152

21.      Please revise the table setting forth the underwriters    compensation
to show separately the
         amounts to be paid by the selling shareholders. Refer to Item 508(e) of Regulation S-K.
General

22. Please file the consents of Kantar and Denison Consulting as exhibits to your registration statement, or tell us why you do not believe you are required to do so. Refer to Rule 436 and Section 7 of the Securities Act.
23. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact James Giugliano at 202-551-3319 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Kenneth B. Wallach